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December 20, 2024

Via EDGAR

Ms. Jenifer Gallagher

Mr. John Cannarella

Mr. John Coleman

Mr. Karl Hiller

Mr. Michael Purcell

Mr. Timothy Levenberg

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aurous Resources Amendment No. 3 to Registration Statement on Form F-4 Filed December 6, 2024 File No. 333-280972

Dear Ms. Gallagher, Mr. Cannarella, Mr. Coleman, Mr. Hiller, Mr. Purcell and Mr. Levenberg:

On behalf of our client, Aurous Resources (the “Company” or “Aurous Resources”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 11, 2024, on Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280972) (the “Registration Statement”) filed with the Commission on December 6, 2024 relating to the proposed business combination, by and among, inter alios, the Company, Blyvoor Gold Resources Proprietary Limited (“Aurous Gold”) and Blyvoor Gold Operations Proprietary Limited (“Gauta Tailings” and, together with Aurous Gold, “Blyvoor”) and Rigel Resource Acquisition Corp (“Rigel,” and together with Aurous Resources and Blyvoor, the “Registrants”).

The Registrants respectfully acknowledge the Staff’s comments. For the Staff’s convenience, the Staff’s comments are repeated below in bold and are followed by the Registrants’ responses. Concurrently with the submission of this letter, the Registrants are filing with the Commission an amendment to the Registration Statement (“Amendment No. 4”) for review. Page references in the text of this response letter correspond to the page numbers of Amendment No. 4. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in Amendment No. 4.

December 20, 2024

The Registrants’ responses to the Staff’s comments are as follows:

Amendment No. 3 to Registration Statement on Form F-4

Cover Page

1.	The Form F-4 cover page states that the public sale will commence “as soon as practicable after the effective date... and all other conditions to the Business Combination described herein have been satisfied or waived.” You also state at page 41 and elsewhere that “[t]he conditions to Closing... are for the sole benefit of the parties thereto and may be waived by such parties” and that “Blyvoor’s obligation to consummate the Business Combination is conditioned on, among other things, the satisfaction or waiver of the Available Cash Condition.”

Provide clear disclosure on the cover page and in the proxy statement/prospectus summary regarding the status of all conditions which you already know will not be satisfied prior to the closing, along with a discussion of any known intentions, agreements, or understandings by either party to waive or not to waive each such condition. For example, at page 392, you newly disclose the proposed October 11th “limited waiver of the closing condition related to covenant compliance.” Similarly, we note the new disclosure at page 130 that as of October 31, 2024, the Available Cash Condition cannot be satisfied. We also note that this condition apparently was breached at least eight days before your filing of an amended registration statement on November 8th.

Response: The Registrants respectfully advise the Staff that the terms of the Business Combination Agreement and the Sponsor Support Agreement have been revised by the parties thereto pursuant to the Omnibus Amendment and have amended the disclosure on pages 55, 56, 394 and 395. to outline the revised terms. Pursuant to the Omnibus Amendment, the Available Cash Condition in the Business Combination Agreement and the transaction expenses cap in Section 1.12 of the Sponsor Support Agreement have been modified such that the Sponsor shall be liable for 100% of the unpaid aggregate Target Group Company Transaction Expenses and Rigel Transaction Expenses (other than the Working Capital Loans (as defined in the Omnibus Amendment) (i) in excess of $17 million in the event that Aggregate Cash Proceeds are less than or equal to $53 million and (ii) in excess of $20 million in the event that Aggregate Cash Proceeds are greater than $53 million. The Registrants respectfully advise the Staff that by operation of these amendments there can be no failure to meet the Available Cash Condition by reason of the aggregate Target Group Company Transaction Expenses and Rigel Transaction Expenses exceeding the Available Cash Condition, as the Sponsor is always fully liable for any excess above the limits set out in the Available Cash Condition.

December 20, 2024

The Registrants supplementally note for the Staff that they have revised the disclosure on page 394 to clarify that the amendments described in the Omnibus Amendment thereunder, related to the best efforts standard to the listing requirement in the Business Combination Agreement, which would be deemed not to be breached as a result of Rigel failing to maintain the listing of the Rigel Class A Shares or Rigel Warrants on the NYSE. The Registrants respectfully note for the Staff that by operation of this amendment modifying the contractual obligation of Rigel, as disclosed on pages 55 and 56, no waiver was required pursuant to the terms of the Business Combination Agreement. The Registrants respectfully note for the Staff that the parties thereto have amended and restated the Omnibus Amendment to clarify that no waiver was granted pursuant to the terms thereof, which is appended as Annex A-1 to the Registration Statement, and have further clarified the disclosure on pages 55 and 56 to describe the terms of that amendment.

The Registrants respectfully advise the Staff that they are not currently aware of any conditions to the Closing pursuant to the Business Combination Agreement that cannot be satisfied prior to the Closing or of any intentions, agreements or understandings by any party to the Business Combination Agreement to waive any such conditions. To the extent the Registrants determine that any modifications by the parties, including any waiver of any conditions to the Closing, materially change the terms of the Business Combination, the Registrants intend to notify their respective equity holders in a manner reasonably calculated to inform them about the modifications. The Registrants have supplemented the disclosure prominently on the cover page of the Registration Statement and on pages 52 and 394 to clarify the above.

2.	Insofar as approval of Aurous Resources’ listing application by the Nasdaq also is a condition to the Closing, please provide updated information regarding the status of the desired approval as of the latest possible date.

Response: In response to the Staff’s comment, the Registrants have amended the disclosure on pages 52, 131 and 376.

Summary of this Proxy Statement/Prospectus

3.	Please revise your disclosure to include an updated version of the tabular disclosure you removed detailing the intended uses and sources of funds for the Business Combination under the No Redemption Scenario, Median Redemption Scenario, and Maximum Redemption Scenario.

Response: In response to the Staff’s comment, the Registrants have amended the disclosure on pages 78, 79, 415 and 416 to include an updated version of the tabular disclosure detailing the intended uses and sources of funds for the Business Combination.

December 20, 2024

Unaudited Pro Forma Condensed Combined Financial Information

4.	We note in preparation of the pro forma financial information you have used Rigel’s historical financial statements as of and for the six months ended June 30, 2024, which you indicate are included elsewhere in the proxy statement/prospectus. However, these financial statements are no longer included in the document as you now present Rigel’s interim financial statements as of and for the nine months ended September 30, 2024. Please prepare the pro forma financial information using the updated interim financial statements of Rigel. Please refer to Rule 11-02(c)(3) of Regulation S-X for additional guidance.

Response: The Registrants respectfully advise the Staff that they have revised the disclosure and construction of the unaudited pro forma financial information in the section “Unaudited Pro Forma Condensed Combined Financial Statements” using the unaudited interim financial statements of Rigel as of and for the nine months ended September 30, 2024 for the balance sheet and the unaudited interim financial statements of Rigel as of and for the six months ended June 30, 2024 for the statement of operations. Further, the Registrants have additionally included Rigel’s historical financial statements as of and for the six months ended June 30, 2024 in the proxy statement/prospectus.

5.	We note under the maximum redemption scenario you do not have sufficient cash to pay all the transaction expenses at the closing date. Unless you have secured financing to satisfy these costs at closing, please revise this scenario to reflect the maximum number of redemptions that could occur while retaining sufficient cash to pay all the transaction expenses at the Closing Date. In addition, we note the Available Cash Condition is not met under both Scenarios 2 and 3 and the consummation of the business combination is subject to a waiver of this condition. Please modify the pro forma financial information under Scenario 2 to reflect the maximum number of shares that could be redeemed while maintaining compliance with the Available Cash Condition.

Response: In response to the Staff’s comment, the Registrants have revised the scenarios presented in in the section “Unaudited Pro Forma Condensed Combined Financial Statements” to present two scenarios, a “no redemption” scenario and a “maximum redemption” scenario. In response to the Staff’s comment, the Registrants have further revised the “maximum redemption” scenario to reflect the maximum number of shares that could be redeemed while maintaining compliance with the Available Cash Condition.

December 20, 2024

Organizational structure
The Blyvoor Gold Mine

6.	The revised disclosure at page 194 indicates that the provisional air emissions license for the gold mine expires this month. Please provide updated information and corresponding risk factors disclosure, if appropriate.

Response: In response to the Staff’s comment, the Registrants have amended the disclosure on pages 120, 195, 231 and 243.

Aurous Gold’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

7.	We note your table summarizing Aurous Gold’s consolidated results of operations for the six months ended August 31, 2024 includes 691 of other operating income expressed in Rand and $36,013 expressed in US Dollars. Given the US Dollar to Rand exchange rates disclosed on page 171, the other operating income of $36,013 expressed in US Dollars appears to be calculated in error. Please revise as necessary.

Response: In response to the Staff’s comment, the Registrants have amended the disclosure on pages 81 and 254.

Management of Aurous Resources Following the Business Combination

Directors

8.	You state that you intend to name the outstanding director, who is expected to be ordinarily resident in South Africa, prior to the date of the General Meeting. If the identity of this director is known, please disclose the requisite information in the amended filing.

Response: The Registrants respectfully advise the Staff that the identity of the outstanding director is not yet known. The Registrants intend to disclose the identity of the outstanding director, once known, by means of supplemental disclosure to the Registration Statement.

December 20, 2024

Aurous Resources-Audited Consolidated Balance Sheet
Notes to the Consolidated Balance Sheet

9.	We note your disclosure on page 119 regarding currency exchange restrictions. Please include a disclosure regarding these exchange restrictions in your financial statements pursuant to Rule 3-20(b)(1) and b(2) of Regulation S-X.

Response: The Registrants respectfully advise the Staff that the risk factor disclosure on page 120 refers to currency exchange restrictions and related risks as they relate to the Company following the consummation of the Business Combination. The Registrants have revised the disclosure on page 120 to clarify the above. Considering that the Company’s audited balance sheet included in the Registration Statement refers historical periods prior to the consummation of the Business Combination, for which the currency exchange restrictions identified are not applicable, the Registrants respectfully submit that they do not consider that disclosure pursuant to Rule 3-20(b)(1) and b(2) of Regulation S-X regarding these exchange restrictions in the Company’s balance sheet is applicable.

Sincerely,

/s/ David Dixter
David Dixter
of Milbank LLP

cc:	Jonathan Lamb

Chief Executive Officer

Rigel Resource Acquisition Corp.

7 Bryant Park

1045 Avenue of the Americas, Floor 25

New York, NY 10018

Alan Smith

Director

Aurous Resources

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

Richard Floyd

Chief Executive Officer

Blyvoor Gold Resources (Proprietary) Ltd and Blyvoor Gold Operations (Proprietary) Ltd

Inanda Greens Business Park, Block A Wierda Gables

54 Wierda Rd West, Wierda Valley

Sandton, 2196

South Africa

December 20, 2024

Iliana Ongun
Milbank LLP
100 Liverpool Street
London, UK EC2M 2AT

Joshua G. DuClos
George J. Vlahakos
Zach Shub-Essig
John W. Stribling
Sidley Austin LLP
787 7th Avenue
New York, NY 10019